December 12, 2019

Yunwu Li
Director
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

       Re: CDT Environmental Technology Investment Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted November 15, 2019
           CIK No. 0001793895

Dear Mr. Li:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Please revise your prospectus summary to disclose that after the offering, your directors, officers and principal shareholders holding 5% or more of your ordinary shares will collectively hold a controlling interest in your ordinary shares. We note your related risk factor disclosure on page 21.
Industry Background, page 1

2. We note your use of industry and market data in various statements here and elsewhere in your prospectus. Please revise to disclose your support for these statements, including the names and dates of third party sources.
 Yunwu Li
FirstName LastNameYunwu Li Investment Holdings Limited
CDT Environmental Technology
Comapany12, 2019 Environmental Technology Investment Holdings Limited
December NameCDT
Page 2
December 12, 2019 Page 2
FirstName LastName
Competitive Strengths, page 2

3. We note your disclosure here and elsewhere in your prospectus that your management team, led by Yunwu Li, has significant industry experience. We further note that Mr. Li's biographical sketch indicates that prior to joining your subsidiary, Shenzen CDT
         Environmental Technology Co., Ltd in 2015, Mr. Li's experience was in the real estate industry. Please expand your disclosure to describe Mr. Li's industry experience.
Risk Factors, page 9

4. Please revise to provide risk factor disclosure regarding the limited ability of U.S.
         regulators to conduct investigations and inspections within China.
5. We note that you hold fifty-one percent ownership in certain of your subsidiaries. Please add risk factor disclosure for any related risks that are material. For example, discuss any material risks related to rights of the minority shareholders.
6. We note your risk factor disclosure on page 18 that you cannot assure that all of your shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular
         37. We also note your disclosure on page 56 that as of September 30, 2019, there were three shareholders that had not registered according to SAFE Circular
37. Please include
         such information in your risk factor disclosure on page 18. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 40

7. Disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Further, disclose any restrictions on foreign exchange and your ability to transfer cash between entities and to U.S. investors.
8. Based on your disclosed revenues and accounts receivables, it appears that your accounts receivable balance is increasing at a faster rate than your revenues. Expand your disclosure to address the increase in your accounts receivable balance on your financial condition including a discussion of the underlying reasons for material changes in your accounts receivables balance and an analysis of metrics such as days sales outstanding. In addition, address how factors such as your collection experience and the aging of your receivables are considered by management in evaluating the increase in your accounts receivable balance. Further, as three customers accounted for 44% of your total accounts receivable balance as of June 30, 2019, explain how the timing of payments from your larger customers is impacting your liquidity. Refer to Section IV of SEC Release No. 33-
         8350.
9. Please expand the explanation for your increase in accounts payable to include a description of any significant changes related to the timing of your payments or supplier
 Yunwu Li
FirstName LastNameYunwu Li Investment Holdings Limited
CDT Environmental Technology
Comapany12, 2019 Environmental Technology Investment Holdings Limited
December NameCDT
Page 3
December 12, 2019 Page 3
FirstName LastName
         terms. Refer to Item 5.B.1 of Form 20-F and Section IV.B.1 of SEC Release No. 33-
         8350.
10. Please expand your disclosures to describe and quantify any material commitments for capital expenditures as of and subsequent to December 31, 2018. Refer to Item 5.B.3 and
         Item 5.D. of Form 20-F.
Critical Accounting Policies and Estimates, page 42

11. We note that you have elected to use the extended transition period for complying with new or revised accounting standards. Provide a statement in your critical accounting policy disclosures explaining your election and indicating that, as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.
Business
Industry Background, page 46

12. We note your use of the terms "MBR," "A2/O," "A/O," and "quick separation" here and elsewhere in your prospectus to identify the sewage treatment technologies commonly found in rural areas. Please provide more detailed definitions of these terms the first time they are used.
Regulation, page 53

13. Please expand your disclosure to describe the water treatment equipment manufacturing industry and environmental protection regulations applicable to you in more detail, if material. Refer to Item 4.B.8 of Form 20-F.
Notes to Consolidated Financial Statements
Note 2   Summary of significant accounting policies
Revenue recognition, page F-11

14. We note that as of June 30, 2019, you had $4.7 million in contract assets, including $0.7 million which is classified as long-term, which relate to revenue recognized to date in excess of cumulative billings. Expand your revenue policy to describe how the timing of the satisfaction of your performance obligations relates to the typical timing of payment and the effect those factors have on your contract asset and contract liability balances. Refer to ASC 606-10-50-9.
Note 4 - Contract assets, page F-15

15. You present contract assets as revenue recognized to date less progress billings to date.
         Please tell us how you determined revenue recognized to date for purposes of this disclosure.
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
December 12, 2019
Page 4
Note 5 - Property and equipment, net, page F-15

16. Revise to provide the disclosures required by ASC 360-10-50-3 for your disposal of sewage cleaning equipment during the six months ended June 30, 2019.

Note 15   Segment information and revenue analysis, page F-23

17. You state here that you have one reportable segment, but disclosure in other sections of your submission states you "engage in two segments: rural sewage treatment and septic tank treatment in both urban and rural areas." Revise to clarify your disclosure and explain your assessment of the guidance per FASB ASC 280-10-50 such as the factors used to identify your segments, including the basis of organization, and the types of products and services from which each of your segments derives its revenues. If you have aggregated multiple operating segments, please provide us with your analysis pursuant to
       FASB ASC 280-10-50-11.
Exhibit Index, page II-4

18. Please file a copy of the lease agreement terminating in December 2020 for your factory in Shenzen, China as an exhibit, or tell us why it is not required to be filed. Refer to
       Item 8.a of Form F-1 and Item 601 of Regulation S-K.
General

19. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meisssner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
December 12, 2019 Page 4
cc:       Matthew Ogurick, Esq.
FirstName LastName